SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         NATIONAL PARKING SYSTEMS, INC.
                                 (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   637116 10 4
                                  (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                January 13, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Ari  Kaplan
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|2|     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER OF A GROUP *
        (a)[ ]
        (b)[ ]

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|3|     SEC  USE  ONLY

--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        N/A

--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                        [ ]

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|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        United  States  Citizen

--------------------------------------------------------------------------------
                     |7|  SOLE  VOTING  POWER
NUMBER  OF                -  40,629  -
SHARES               -----------------------------------------------------------
BENEFICIALLY         |8|  SHARED  VOTING  POWER
OWNED  BY  EACH            N/A
REPORTING            -----------------------------------------------------------
PERSON  WITH         |9|  SOLE  DISPOSITIVE  POWER
                          -  40,629  -
--------------------------------------------------------------------------------

|10|     SHARED  DISPOSITIVE  POWER
                       N/A

--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                       -  40,629  -

--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES CERTAIN
         SHARES  *
         N/A

--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                       -  0.1%  -

--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
               IN

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ITEM  1.  Security  and  Issuer.

This Schedule 13D relates to the Common Stock of National Parking Systems, Inc. ("NPS"). The principal executive offices of NPS are located at 200 Hannover Park Road, Suite 120, Atlanta GA 30350.


ITEM  2.  Identity  and  Background

(a)-(c)  This  Schedule  13D  is  being  filed  by  Ari  Kaplan.
Mr. Kaplan is an individual and the president of Dojo Enterprises, LLC. His address is 2633 Lincoln Blvd., #434, Santa Monica, California, 90405.

(d)-(e) During the last five years, Mr. Kaplan: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

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(ii)  has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Kaplan  is  a  citizen  of  the  United  States.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

N/A

ITEM  4.  Purpose  of  Transaction

N/A

ITEM  5.  Interest  in  Securities  of  the  Issuer.

(a) Mr. Kaplan indirectly through his position as President of Dojo Enterprises, LLC, beneficially owns 40,629 shares of Common Stock, $0.001 par value, of NPS ("Common Stock"). The shares of Common Stock beneficially owned by Mr. Kaplan constitute approximately 0.1% of the total number of shares of Common Stock of NPS, based upon 40,425,011 shares of Common Stock outstanding as of January 27, 2005.


(b) Mr. Kaplan has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the shares which he beneficially owned.

(c)     N/A

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Mr. Kaplan.

(e) Mr. Kaplan ceased to beneficially own greater than 5% of the outstanding Common Stock of the Company on January 13, 2005.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

ITEM  7.  Material  to  be  Filed  as  Exhibits.

None.
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January  27,  2005           /s/  Ari  Kaplan
                                     --------------------------
                                     Ari  Kaplan

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